Exhibit 99.1

Regencell Bioscience Holdings Limited Announces First Half 2025 Management Financial Results

HONG KONG, June 30, 2025 – Regencell Bioscience Holdings Limited (Nasdaq: RGC) (the “Company”) today announced its unaudited condensed consolidated interim financial results for the six months ended December 31, 2024.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

	As of December 31,	As of June 30,
	2024	2024

Current assets	$6,586,450	$8,114,013
Other assets	892,741	324,198
Total assets	7,479,191	8,438,211
Total liabilities	763,839	219,512
Total shareholders’ equity	6,715,352	8,218,699
Total liabilities and shareholders’ equity	$7,479,191	$8,438,211

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended
	December 31,
	2024	2023

OPERATING EXPENSES:
Selling and marketing expenses	$7,329	$97,062
General and administrative expenses (including share-based compensation of approximately $0.2 million and $0.3 million for the six months ended December 31, 2024 and 2023 respectively)	1,463,125	1,730,043
Research and development expenses (including share-based compensation of approximately $0.08 million and reversal of share-based compensation of approximately $0.1 million for the six months ended December 31, 2024 and 2023 respectively)	507,381	484,750
Total operating expenses	1,977,835	2,311,855

LOSS FROM OPERATIONS	$(1,977,835)	$(2,311,855)

OTHER INCOME, NET	124,222	125,962

LOSS BEFORE INCOME TAX EXPENSE	(1,853,613)	(2,185,893)

NET LOSS	$(1,853,613)	$(2,185,893)

NET LOSS ATTRIBUTABLE TO:
Shareholders of the Company	(1,853,613)	(2,066,622)
Non-controlling interests	-	(119,271)
	$(1,853,613)	$(2,185,893)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	48,881	44,094

COMPREHENSIVE LOSS	$(1,804,732)	$(2,141,799)

NET COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of the Company	(1,804,732)	(2,022,528)
Non-controlling interests	-	(119,271)
	$(1,804,732)	$(2,141,799)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	494,488,908	494,488,908
LOSS PER SHARE (CENTS)
Basic and diluted*	$(0.36)	$(0.42)

*	Giving retroactive effect to the 38-for-1 share split effected on June 13, 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“Management’s Discussion this and Analysis”) is designed to provide you with a narrative explanation of the financial condition and results of operations of Regencell Bioscience Holdings Limited as of and for the six months ended December 31, 2024. Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “RGC”, the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Regencell Bioscience Holdings Limited and its consolidated subsidiaries.

You should read this Management’s Discussion and Analysis in conjunction with our summary of unaudited condensed consolidated interim financial statements as of and for the six months ended December 31, 2024. You should also read this Management’s Discussion and Analysis in conjunction with our audited consolidated financial statements, including the notes thereto, and the section titled “Risk Factors” included in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on October 25, 2024.

Our unaudited condensed consolidated interim financial statements were prepared in accordance with U.S. GAAP. The Company’s functional currency is Hong Kong Dollar (“HK$”) and its financial statements are presented in U.S. dollars. “HK$” refers to the legal currency of Hong Kong and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States. We have made rounding adjustments to some of the figures included in this Management’s Discussion and Analysis. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook from management in this Management’s Discussion and Analysis, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual reports to shareholders, in its and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; changes in the Company’s expenditures; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this Management’s Discussion and Analysis is as of the date of furnishing of this Management’s Discussion and Analysis, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

In addition to the information disclosed in the Company’s prior filings with the SEC, investors should consider recent developments in the market for our ordinary shares, including but not limited to:

●	The market price of our ordinary shares has been extremely volatile and may continue to be volatile due to numerous circumstances beyond our control. These factors include, without limitation “short squeezes,” comments by securities analysts or other third parties, including blogs, articles, message boards and social and other media, and an increase or decrease in the short interest in our ordinary shares. Over the last several weeks, our stock price has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of our company. For example, on June 16, 2025, our ordinary shares experienced an intra-day trading high of $83.600 per share and a low of $26.200 per share. In addition, from April 26, 2025 to June 20, 2025, the closing price of our ordinary shares on the Nasdaq Stock Market LLC ranged from as low as $0.832 per share to $83.600 per share. During this time, we have not experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume. These broad market fluctuations may adversely affect the trading price of our ordinary shares. We believe a large proportion of our ordinary shares has been and may continue to be traded by short sellers which has put and may continue to put pressure on the supply and demand for our ordinary shares, further influencing volatility in its market price. Additionally, these and other external factors have caused and may continue to cause the market price and demand for our ordinary shares to fluctuate, which may limit or prevent investors from readily selling their shares of ordinary shares and may otherwise negatively affect the liquidity of our ordinary shares.

●	We believe that “short squeeze” due to a sudden increase in demand for our ordinary shares that largely exceeds supply has led to, and may continue to lead to, extreme price volatility in shares of our ordinary shares. In general, investors may purchase shares of our ordinary shares to hedge existing exposure or to speculate on the price of our ordinary shares. Speculation on the price of our ordinary shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our ordinary shares available for purchase on the open market, investors with short exposure may have to pay a premium to repurchase shares of our ordinary shares for delivery to lenders of our ordinary shares. Those repurchases may in turn, dramatically increase the price of shares of our ordinary shares until additional shares of our ordinary shares are available for trading or borrowing. This is often referred to as a “short squeeze.” A large proportion of our ordinary shares (other than shares held by the Company’s directors and officers) has been and may continue to be traded by short sellers which may increase the likelihood that our ordinary shares will be the target of a short squeeze. A short squeeze has led and could continue to lead to volatile price movements in shares of our ordinary shares that are unrelated or disproportionate to our operating performance or prospectus and, once investors purchase the shares of our ordinary shares necessary to cover their short positions, the price of our ordinary shares may rapidly decline. Investors that purchase shares of our ordinary shares during a short squeeze may lose a significant portion of their investment.

●	Information available in public media that is published by third parties, including blogs, articles, message boards and social and other media may include statements not attributable to the Company and may not be reliable or accurate. We have received, and may continue to receive, a high degree of media coverage that is published or otherwise disseminated by third parties, including blogs, articles, message boards and social and other media. This includes coverage that is not attributable to statements made by our directors, officers or employees. You should read carefully, evaluate and rely only on the information contained in this prospectus supplement, the accompanying prospectus or any applicable free writing prospectus filed with the SEC in determining whether to purchase our shares of ordinary shares. Information provided by third parties may not be reliable or accurate and could materially impact the trading price of our ordinary shares which could cause losses to your investments.

About Regencell Bioscience Holdings Limited

Business Overview

We are a holding company incorporated on October 30, 2014 under the laws of the Cayman Islands, and conduct our business in Hong Kong through our wholly-owned subsidiary, Regencell Bioscience Limited, a company incorporated in Hong Kong on May 12, 2015, and Regencell Limited, a company incorporated in Hong Kong on November 20, 2014. We are an early-stage bioscience company that focuses on research, development and commercialization of Traditional Chinese Medicine (“TCM”) for the treatment of neurocognitive disorders and degeneration, specifically Attention Deficit Hyperactivity Disorder (“ADHD”) and Autism Spectrum Disorder (“ASD”). Our goal is to save and improve the lives of the patients, their families and caregivers and become a market leader in natural and holistic treatments for neurological disorders globally.

Our TCM formulae candidates are derived from a TCM base formula and an adjustable formula developed by Regencell’s strategic partner, TCM Practitioner, Mr. Sik-Kee Au, based on his TCM brain theory, known as “Sik-Kee Au TCM Brain Theory®” (“TCM Brain Theory”), and have been demonstrated to reduce severity in patients’ ADHD and ASD conditions, as reflected in lower Autism Treatment Evaluation Checklist (“ATEC”), Gilliam Autism Rating Scale (“GARS”), Vanderbilt ADHD Diagnostic Parent Rating Scale (“VADRS”) and Swanson, Nolan, and Pelham (SNAP)-IV 26-item Parent Rating Scale (“SNAP-IV-26”) assessment scores, using the personalized TCM formula in our first research study. Further to our first research study, we conducted a second efficacy trial, using standardized TCM formulae. A total of 28 patients in Hong Kong, who were clinically diagnosed with ADHD and/or ASD by their healthcare professionals at different levels of severity, voluntarily consented through their parents or guardians to participate in our second efficacy trial. In this second efficacy trial, the TCM Practitioner treated the enrolled patients with the use of the standardized TCM formula. The enrolled patients ranged from five to thirteen years old. All enrolled patients completed a three-month treatment. Under the treatment by the TCM Practitioner, the enrolled patients consumed liquid-based TCM formulae twice a day, which was prepared based on standardized TCM formulae by our TCM Practitioner, and temporarily stopped consuming any other medicines. All the enrolled patients and their parents were required to meet with the TCM Practitioner in his clinic weekly and provide regular reports to update the patients’ symptoms and conditions by phone. A summary of the interim report can be found on our website at https://www.regencellbioscience.com under the patient case studies tab.

We used ATEC and VADRS, together with in-house developed Sik-Kee Au TCM Brain Theory® for ADHD/ASD Assessment (SKATBT-A3), and also written observations, photos, videos and parent testimonials to track the patients’ progress. Within three months of using our TCM formulae, our research showed that the patients had attained better speech, communication, sociability, cognition and behavioral abilities. Patients also experienced better sleep quality, improved appetite and improved bowel movement. Sweating and temporary fatigue were experienced as part of the improvement process. As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three Fixed Adjusted Formulas for mild, moderate and severe ADHD and ASD conditions. The TCM Brain Theory is not recognized in the general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the TCM formula based on his TCM Brain Theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials.

We aim to launch three standardized liquid-based TCM formulae candidates for mild, moderate and severe ADHD and ASD patients in Hong Kong first and subsequently to other markets as we deem appropriate.

Results of Operations

Operating Expenses

	For the Six Months Ended	For the Six Months Ended
	December 31,	December 31,	Change	Change
	2024	2023	Amount	%
OPERATING EXPENSES:
Selling and marketing	7,329	97,062	(89,733)	(92)%
General and administrative (including share-based compensation of approximately $0.2 million and $0.3 million for the six months ended December 31, 2024 and 2023 respectively)	1,463,125	1,730,043	(266,918)	(15)%
Research and development (including share-based compensation of approximately $0.08 million and reversal of share-based compensation of approximately $0.1 million for the six months ended December 31, 2024 and 2023 respectively)	507,381	484,750	22,631	5%
Total operating expenses	1,977,835	2,311,855	(334,020)	(14)%

During the six months ended December 31, 2024, we incurred total operating expenses of approximately $2.0 million, a decrease of approximately $0.3 million, or 14%, as compared to total operating expenses of approximately $2.3 million during the six months ended December 31, 2023.

Selling and marketing expenses decreased by approximately $0.09 million, or 92%, to approximately $7 thousand for the six months ended December 31, 2024 from approximately $0.1 million for the six months ended December 31, 2023. The selling and marketing expenses were mainly relating to digital marketing and the decrease was mainly due to a decrease in digital marketing activities.

General and administrative expenses decreased by approximately $0.3 million, or 15%, to approximately $1.5 million for the six months ended December 31, 2024 from approximately $1.7 million for the six months ended December 31, 2023. The decrease was mainly attributable to (i) a decrease in share-based compensation for general and administrative personnel of approximately $0.1 million and (ii) a decrease in payroll expenses of approximately $0.2 million due to the deregistration of the subsidiaries during the six months ended December 31, 2023.

Research and development expenses increased by approximately $0.02 million, or 5%, to approximately $0.5 million for the six months ended December 31, 2024 from approximately $0.48 million for the six months ended December 31, 2023. The research and development expenses remained stable for both periods.

Other income, net

Total other income, net was approximately $0.1 million for the six months ended December 31, 2024 and total other income, net was approximately $0.1 million for the six months ended December 31, 2023.

Other income mainly consisted of cash received from interest income. The other income remained stable for both periods.

Net loss

Our net loss decreased by approximately $0.3 million, or 15%, to approximately $1.9 million for the six months period ended December 31, 2024, from approximately $2.2 million for the six months ended December 31, 2023. Such change was a result of the combination of the changes described above.

Net loss attributable to Regencell Bioscience Holdings Limited

No non-controlling interests was noted for the six months ended December 31, 2024 due to the deregistration of the subsidiary. Net loss attributable to our shareholders of the Company was approximately $1.8 million net loss for the six months ended December 31, 2024.

Basic and diluted loss per share

Basic and diluted losses per share were 0.36 cents for the six months ended December 31, 2024, compared to 0.42 cents in the same period of 2023, which had taken the retroactive effect of the 38-for-1 forward stock split effected on June 13, 2025. For the six months ended December 31, 2024 and 2023, there were no dilutive shares.

Cash

As of December 31, 2024, we had cash of approximately $1.6 million compared to approximately $3.0 million as of June 30, 2024. The decrease of cash was mainly due to the operating cash outflow for the six months ended December 31, 2024.